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                          September 10, 2021

       Charles A Bacon, III
       Chief Executive Officer
       Limbach Holdings, Inc.
       1251 Waterfront Place, Suite 201
       Pittsburgh, Pennsylvania 15222

                                                        Re: Limbach Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 3,
2021
                                                            File No. 333-259305

       Dear Mr. Bacon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jeremiah G. Garvey